P.E. 2/7/02

1042797

02013892

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

**Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934**

**For February 7, 2002
Commission File Number 0-29514**

Esat Group Limited
(Translation of Registrant's Name Into English)

**1 Grand Canal Quay
Dublin 2
Ireland**
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☑

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b).)

Enclosures:

Quarterly report for the period ended September 30, 2001.

ESAT GROUP LIMITED

Form 6-K

30 September 2001

1 Grand Canal Quay
Dublin 2
Ireland

Phone: 353-1-432-5000
Fax: 353-1-432-5800

PART 1

ITEM 1. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following is a discussion and analysis of the historical Irish GAAP financial condition and results of operations of the Group and factors affecting the Group's financial resources. This discussion should be read in conjunction with the Group's summary consolidated financial statements, including the notes thereto.

The 3 months ended 30 September 2001 is referred to as "Q2 2001" in the analysis below. The 3 months ended 30 September 2000 is referred to as "Q2 2000".

The 6 months ended 30 September 2001 is referred to as "Q1&2 2001" in the analysis below. The 6 months ended 30 September 2000 is referred to as "Q1&2 2000".

The key highlights are as follows:

		3 months ended 30 September 2001	3 months ended 30 September 2000	6 months ended 30 September 2001	6 months ended 30 September 2000
Turnover	(IR£M)	54.6	37.4	102.2	73.5
Gross Profit	(IR£M)	16.5	12.6	31.1	25.9
Gross Profit %		*30.3%*	*33.7%*	*30.5%*	*35.2%*
EBITDA loss	(IR£M)	(6.0)	(6.4)	(14.0)	(9.7)
Billable Minutes (millions)		341	269	678	513
Customer Numbers – corporate (period end)				17,648	16,452

Three months ended 30 September 2001 and 2000

Turnover

Turnover increased by 46% to IR£54.6 million in Q2 2001 from IR£37.4 million in Q2 2000. The increase was partially due to the inclusion of Ocean turnover (IR£7.0 million) for a full three months to 30 September 2001. This accounts for 19% of the total increase from Q2 2000. An increase in the customer base in both the non-switched and switched sectors with billable minutes increasing 26.8% from 269 million in Q2 2000 to 341 million in Q2 2001 combined with price reductions of 8% to 10% gave rise to the remaining increase of IR£10 million (27%).

Gross Profit

Gross profit % decreased by 3.4% to 30.3% in Q2 2001 from 33.7% in Q2 2000. The reduction is attributable to:

- Price reductions of 8% to 10%, which came into effect on switched traffic from 1 April 2001.
- The proportion of lower margin switched traffic increased in Q2 2001 to 53% of total revenue compared to 43% in Q2 2000.
- An increased proportion of the switched traffic in Q2 2001 came from wholesale traffic, which has lower margins than retail traffic.

Selling, General and Administration Expenses

Selling, general and administration expenses increased by IR£3.5 million (18%) to IR£22.5 million in Q2 2001 from IR£19 million in Q2 2000. IR£3.1 million of this increase was accounted for by the acquisition of Ocean. Otherwise these expenses were kept under control by management in this quarter despite the increase in the scale of the business.

Earnings Before Interest, Tax, Depreciation and Amortisation ("EBITDA")

Total EBITDA loss for Q2 2001 was IR£6.0 million compared to a loss of IR£6.4 million in Q2 2000 with the increase in gross margin contributed by Ocean matched by its operating expenses while the remainder of the business generated an EBITDA marginally better than the previous year.

Depreciation and Amortisation

Depreciation and amortisation expense increased by IR£11.7 million to IR£26.9 million in Q2 2001 from IR£15.2 million in Q2 2000. IR£9.2 million resulted from the acquisition of Ocean (IR£6.6 million related to amortisation on goodwill associated with the acquisition of Ocean and IR£2.6 million depreciation in Ocean). The remaining increase of IR£2.5 million is due to increased capital investment since Q2 2000.

Group Operating Loss

Group operating loss (after depreciation and amortisation) was IR£33.0 million in Q2 2001 as compared to IR£21.7 million in Q2 2000. Ocean contributed IR£9.1 million of this increase (while the increase in depreciation in Q2 2001 primarily accounts for the remaining increase in operating loss.

Net Interest

Interest income of IR£2.0 million in Q2 2001 decreased from IR£3.8 million in Q2 2000 as a result of the reduction in the level of investments in restricted securities from IR£32.5 million at 30 September 2000 to IR£8.2 million at 30 September 2001. Interest expense was IR£23.8 million in Q2 2001 compared to IR£19.5 million in Q2 2000 reflecting the increase in the level of debt from BT which was used primarily to fund the acquisition of Ocean in May 2001.

Profit/(loss) for the Financial Period

Profit for the financial period increased to IR£515.7million in Q2 2001 due principally to the profit on the sale of the associated undertaking, Esat Digifone Limited ("Digifone"), of IR£560.6 million. Excluding this profit, a loss of IR£44.9 million was made in Q2 2001. This is down from a loss for the financial period of IR£60.5 million in Q2 2000. This primarily reflects the increase in operating losses due to the depreciation and amortisation charge in Q2 2001, an increase in net interest payable offset by the increase in the share of profits of associated undertaking from IR£0.6 million in Q2 2000 to IR£4.7 million in Q2 2001 and the fluctuation from a foreign exchange loss of IR£21.5 million in Q2 2000 to a gain of IR£6.6 million in Q2 2001.

Six months ended 30 September 2001 and 2000

Turnover

Turnover increased by 39% to IR£102.2 million in Q1&2 2001 from IR£73.5 million in Q1&2 2000. The inclusion of Ocean added IR£11.4 million to turnover from the date of acquisition (10 May 2001). The increase in the customer base in both the non-switched and switched sectors with billable minutes increasing 32% from 513 million in Q1&2 2000 to 678 million in Q1&2 2001, combined with price reductions of 8% to 10%, gave rise to the remaining increase of IR£17 million (23%).

Gross Profit

Gross profit % decreased by 4.7% to 30.5% in Q1&2 2001 from 35.2% in Q1&2 2000. The reduction is attributable to:

- Price reductions of 8% to 10%, which came into effect on switched traffic from 1 April 2001.

- The proportion of lower margin switched traffic increased in Q1&2 2001 to 51% of total revenue compared to 45% in Q1&2 2000.
- An increased proportion of the switched traffic in Q1&2 2001 came from wholesale traffic, which has lower margins than retail traffic.

Selling, General and Administration Expenses

Selling, general and administration expenses increased by IR£9.6 million (27%) to IR£45.1 million in Q1&2 2001 from IR£35.5 million in Q1&2 2000. Ocean contributed IR£5.4 million of this increase. The remainder of the increase (IR£4.2 million) is 11.8% of the 2000 level while turnover increased by 23% in Q1&2 2001 (excluding Ocean) over the corresponding period in 2000.

Earnings Before Interest, Tax, Depreciation and Amortisation ("EBITDA")

Total EBITDA loss for Q1&2 2001 was IR£14.0 million compared to a loss of IR£9.7 million in Q1&2 2000, as a result of the fall in gross profit percentage and the increase in selling, general and administrative expenses due to the growth in the business from Q2 2000.

Depreciation and Amortisation

Depreciation and amortisation expense increased by IR£20.3 million to IR£49.4 million in Q1&2 2001 from IR£29.1 million in Q1&2 2000. Ocean contributed IR£14.4 million of this increase (IR£10.3 million amortisation on goodwill associated with its acquisition and IR£4.1 million in depreciation). The remaining increase of IR£5.9 million is due to the additional capital invested since the September 2000.

Group Operating Loss

Group operating loss (after depreciation and amortisation) was IR£63.4 million in Q1&2 2001 as compared to IR£38.8 million in Q1&2 2000. Ocean contributed IR£14.9 million of this loss. The remaining increase of IR£9.7 million in the group operating loss position is primarily attributable to the increase in expenses and depreciation.

Net Interest

Interest income of IR£2.7 million in Q1&2 2001 decreased from IR£5.2 million in Q1&2 2000 as a result of the reduction in the level of investments in restricted investment securities. Interest expense was IR£41.4 million in Q1&2 2001 compared to IR£37.1 million in Q1&2 2000 reflecting the increase in the level of debt from BT which was used primarily to fund the acquisition of Ocean in May 2001.

Profit/(loss) for the Financial Period

Profit for the financial period increased to IR£472.3 million in Q1&2 2001 due principally to the profit on the sale of the associated undertaking, Digifone, of IR£560.6 million. Excluding this profit, a loss of IR£88.3 million was incurred in Q1&2 2001. This is down from a loss for the financial period of IR£92.7 million in Q1&2 2000. This primarily reflects the increase in operating losses due to the impact of Ocean, the increased depreciation and amortisation charge in Q1&2 2001, an increase in net interest payable offset by the increase in the share of profits of associated undertaking from IR£3.8 million in Q1&2 2000 to IR£12.6 million in Q1&2 2001 and a fluctuation from a foreign exchange loss of IR£21.8 million in Q1&2 2000 to a gain of IR£4.9 million in Q1&2 2001.

LIQUIDITY AND CAPITAL RESOURCES

As at 30 September 2001, Esat had IR£632.3 million (IR£41.8 million at 31 March 2001) of free cash and cash equivalents (including short term investments of IR£600.9) together with IR£8.2 million (IR£16.2 million at 31 March 2001) of restricted investment securities.

Following the sale of Digifone and under the terms of the indentures governing the outstanding Notes, Esat was required to offer to repurchase (the "Offer") all of its outstanding Notes with the proceeds from the sale of Digifone. The offer to repurchase all outstanding Notes expired on 2 October 2001. Proceeds on the sale of Digifone of USD 686.28 million (IR£599.1 million) were invested in US Government securities for the period 29 August 2001 to 3 October 2001 in accordance with the indentures.

Total borrowings outstanding at 30 September 2001 amounted to IR£1,089.5 million (IR£726.8 million at 31 March 2001), which comprises:

	30 September 2001 IR£ million	31 March 2001 IR£ million
Notes Payable	453.0	450.5
Amounts due to BT	630.5	267.4
Overdraft/Finance Leases	6.0	8.9

The first four interest payments on some of the Notes Payable are being paid out of the proceeds of the restricted investment securities, which are denominated in euros. At 30 September 2001, the balance of the restricted investment securities was IR£8.2 million, which is to cover the last of these interest payments.

On 28 April 2000, the Group received IR£208.3 million in funding in the form of a loan from BT (through a wholly owned subsidiary BT (Netherlands) Investments BV). At various dates since 28 April 2000, BT has advanced additional amounts to the Group, including Euro 304.74 million (IR£240 million) in the form of a Promissory Note to fund the acquisition of Ocean Communications Limited ("Ocean"), a fellow subsidiary of BT engaged in the provision of telecommunications services in May 2001. Interest is payable on the total balance at an interest rate of EURIBOR plus 1.225%.

The BT funding facility expires on June 21, 2004. On 3 October 2001 IR£578 million of outstanding loans with BT, including accrued interest, were settled using proceeds from the sale of Digifone and the remaining amount was invested locally with third parties.

Working capital generated by the Group, along with the loans from BT plc, is sufficient for the Group's present requirements including capital expenditure.

Esat's capital expenditure was IR£27.1 million for the six-month period ended 30 September 2001. Management estimates that the total capital expenditure requirements for Esat's existing operations will be approximately IR£60.6 million for the year ended 31 March 2002. Additional funds will be required to fund the Group's operations and working capital requirements. These funds are expected to be obtained from BT plc.

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

	3 Months ended 30 September *(Unaudited)*			
	Continuing Operations			
		Acquisitions		
	2001	2001	**2001**	**2000**
	IR£'000	IR£'000	IR£'000	IR£'000
Turnover	47,576	7,043	54,619	37,420
Cost of sales	(34,295)	(3,783)	(38,078)	(24,809)
Gross profit	13,281	3,260	16,541	12,611
Selling, general and administrative expenses	(19,415)	(3,128)	(22,543)	(19,048)
EBITDA	(6,134)	132	(6,002)	(6,437)
Depreciation and amortisation	(17,755)	(9,209)	(26,964)	(15,251)
Group operating loss	(23,889)	(9,077)	(32,966)	(21,688)
Share of operating profit of associate undertaking	4,697	-	4,697	611
Gain on disposal of investment in associate undertaking	560,615	-	560,615	-
Group operating profit / (loss) including associate undertaking	541,423	(9,077)	532,346	(21,077)
Interest income			1,993	3,767
Net foreign exchange gain / (loss)			6,563	(21,495)
Interest payable and similar charges			(23,788)	(19,530)
Share of interest payable of associate undertaking			(1,392)	(1,873)
Profit / (loss) on ordinary activities before taxation			515,722	(60,208)
Taxation			8	(45)
Profit / (loss) for the financial period after taxation			515,730	(60,253)
Equity minority interests			(9)	(252)
Profit / (loss) for the financial period			515,721	(60,505)
Profit and loss account at beginning of period			(517,058)	(341,603)
Profit and loss account at end of period			(1,337)	(402,108)
Basic and diluted profit/(loss) per Ordinary share	(IR£)		11.15	(1.31)
Weighted average number of Ordinary Shares			46,262,906	46,262,906

The accompanying notes are an integral part of this summary financial information.
The "acquisitions" column relates to the business of Ocean, which was acquired on 10 May 2001.

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

	6 Months ended 30 September *(Unaudited)*			
	Continuing Operations			
		Acquisitions		
	2001	2001	**2001**	**2000**
	IR£'000	IR£'000	IR£'000	IR£'000
Turnover	90,830	11,402	102,232	73,473
Cost of sales	(64,618)	(6,471)	(71,089)	(47,598)
Gross profit	26,212	4,931	31,143	25,875
Selling, general and administrative expenses	(39,774)	(5,399)	(45,173)	(35,528)
EBITDA	(13,562)	(468)	(14,030)	(9,653)
Depreciation and amortisation	(34,975)	(14,440)	(49,415)	(29,145)
Group operating loss	(48,537)	(14,908)	(63,445)	(38,798)
Share of operating profit of associate undertaking	12,566	-	12,566	3,832
Gain on disposal of investment in associate undertaking	560,615	-	560,615	-
Group operating profit/(loss) including associate undertaking	524,644	(14,908)	509,736	(34,966)
Interest income			2,704	5,240
Net foreign exchange gain / (loss)			4,922	(21,784)
Interest payable and similar charges			(41,440)	(37,130)
Share of interest payable of associate undertaking			(3,590)	(3,637)
Profit/(loss) on ordinary activities before taxation			472,332	(92,277)
Taxation			(3)	(121)
Profit/(loss) for the financial period after taxation			472,329	(92,398)
Equity minority interests			(73)	(353)
Profit/(loss) for the financial period			472,256	(92,751)
Profit and loss account at beginning of period			(473,593)	(309,357)
Profit and loss account at end of period			(1,337)	(402,108)
Basic and diluted profit/(loss) per Ordinary share	(IR£)		10.21	(2.01)
Weighted average number of Ordinary Shares			46,262,906	46,154,229

The accompanying notes are an integral part of this summary financial information.
The "acquisitions" column relates to the business of Ocean which was acquired on 10 May 2001.

CONSOLIDATED BALANCE SHEETS

	30 September 2001 IR£'000 *(Unaudited)*	31 March 2001 IR£'000 *(Audited)*
Fixed assets		
Intangible assets	378,904	129,205
Tangible assets	287,698	219,020
Financial assets – investment in associate undertaking	-	39,852
– other investments (restricted investment securities)	8,169	16,187
	674,771	404,264
Current assets		
Stock	3,542	2,864
Debtors	130,560	127,400
Short term investments	600,899	--
Cash at bank and in hand	31,424	41,835
	766,425	172,099
Total assets	1,441,196	576,363
Capital and reserves		
Called up share capital	463	463
Share premium account	190,216	190,216
Options compensation reserve	3,016	3,016
Merger reserve	278	278
Profit and loss account	(1,337)	(473,593)
Equity shareholders' funds / (deficit)	192,636	(279,620)
Minority interest	983	1,660
Creditors (amounts falling due after more than one year)	1,077,483	728,487
Creditors (amounts falling due within one year)	170,094	125,836
Total liabilities	1,441,196	576,363

The accompanying notes are an integral part of this summary financial information.

CONSOLIDATED CASH FLOW STATMENTS

	6 Months ended 30 September 2001 *(Unaudited)* IR£'000	6 Months ended 30 September 2000 *(Unaudited)* IR£'000
Net cash outflow from operating activities	(23,864)	(51,338)
Returns on investments and servicing of finance	(29,411)	(15,606)
Taxation paid	--	--
Capital expenditure and financial investment	(31,337)	(30,418)
Acquisitions	(231,588)	--
Net cash outflow before financing	(316,200)	(97,362)
Cash inflow from financing activities	305,789	103,077
(Decrease)/increase in cash in the period	(10,411)	5,715

The accompanying notes are an integral part of this summary financial information.

NOTES TO THE FINANCIAL STATEMENTS

1 Group financial statements

Esat Group Limited (also referred to as "Esat", the "Company", the "Group" in this report) changed its financial year to 31 March in line with its ultimate parent undertaking, British Telecommunications plc (also referred to as "BT", "BT plc" in this report), which acquired Esat in March 2000. As part of a wider group restructuring, BT Group plc became the ultimate parent undertaking in November 2001. The Group's first financial period with a 31 March year-end was the 15 month period ended 31 March 2001.

The financial results of the holding company, its subsidiary undertakings and the Group's share of profits/(losses) of its associate undertaking are incorporated in the Group financial statements. The results of Ocean Communications Limited ("Ocean") have been incorporated from 10 May 2001, the date of its acquisition by Esat. Ocean was acquired for IR£240 million (Euro 304.74 million) from a subsidiary of BT plc. Ocean had net liabilities at the time of acquisition of IR£24.6 million which gave rise to goodwill of IR£264.6 million which is being written off over 10 years.

Acquisitions in previous periods have been reflected in continuing operations.

On 29 August 2001 Esat disposed of its 49.5% shareholding in Esat Digifone Limited ("Digifone") to BT for a cash consideration of USD 686.28 million (IR£599.1 million). There is no taxation charge attributable to this disposal. The financial statements as presented include Esat's share of profits in Digifone up to the date of disposal.

The comparative financial statements have been restated for consistency of classifications adopted in the period ended 30 September 2001.

The accounting policies used in the period are consistent with those used in the preparation of the consolidated financial statements for the Group for the 15 month period ended 31 March 2001.

2 Financial position and basis of accounting

These financial statements have been prepared on a going concern basis which contemplates the continuation and expansion of trading activities of Esat Group Limited and its subsidiaries, as well as the realisation of assets and liquidation of liabilities in the ordinary course of business. Costs associated with establishing the infrastructure required for the development of a telephone network and for the expansion of its telecommunications customer base have contributed to the Group's negative cashflows and operating losses.

The Group has continued to expand and develop its customer base to establish itself as a viable and profitable telecommunications business. In common with many companies in the telecommunications sector in their early growth phase, the Group has incurred operating losses in the period under review. As a result of the gain on the sale of the investment in Digifone, the company no longer has a deficiency of capital at the end of the period. A small deficiency remains on the profit and loss account (IR£1.3 million) at September 30, 2001 compared to a deficiency of IR£473.6 million at September 2000.

The Group is dependent on the ongoing financial support of its ultimate parent undertaking, BT, which the directors believe will continue.

The directors believe that the Group will develop its activities and generate cash in line with the business plan and accordingly consider it appropriate to prepare the financial statements of the Group on a going concern basis.

NOTES TO FINANCIAL STATEMENTS - continued

3 Segmental analysis

The Group categorises its activities into two segments, switched and non-switched. Switched comprises the activities of the Group's business and customer voice divisions and non-switched primarily comprises the activities of the Group's data, internet and systems integration divisions. Turnover (which represents gross billings) and operating loss for the Group were as follows:

Three months ended 30 September 2001 and 2000

Turnover

	3 months ended 30 September *(Unaudited)*	
	2001	2000
	IR£'000	IR£'000
Switched	29,101	16,269
Non-switched	25,518	21,151
	54,619	37,420

Over 97% of turnover is derived from telecommunications and related services provided in the Republic of Ireland. The remainder is derived from services provided in the United Kingdom.

Group operating profit / (loss) including associate undertaking

	3 months ended 30 September *(Unaudited)*	
	2001	2000
	IR£'000	IR£'000
Switched	(7,270)	(8,401)
Non switched	1,268	1,964
EBITDA	(6,002)	(6,437)
Share of operating profit of associate undertaking	4,697	611
Gain on disposal of associate undertaking	560,615	-
Less: Depreciation and amortisation	(26,964)	(15,251)
Group operating profit / (loss) including associate undertaking	532,346	(21,077)

NOTES TO FINANCIAL STATEMENTS - continued

Six months ended 30 September 2001 and 2000

Turnover

	6 months ended 30 September (Unaudited)	
	2001	2000
	IR£'000	IR£'000
Switched	52,371	32,750
Non-switched	49,861	40,723
	102,232	73,473

Over 97% of turnover is derived from telecommunications and related services provided in the Republic of Ireland. The remainder is derived from services provided in the United Kingdom.

Group operating profit / (loss) including associate undertaking

	6 months ended 30 September (Unaudited)	
	2001	2000
	IR£'000	IR£'000
Switched	(15,881)	(14,440)
Non switched	1,851	7,662
Unallocated costs - exceptional costs	--	(2,875)
EBITDA	(14,030)	(9,653)
Share of operating profit of associate undertaking	12,566	3,832
Gain on disposal of associate undertaking	560,615	--
Less: Depreciation and amortisation	(49,415)	(29,145)
Group operating profit / (loss) including associate undertaking	509,736	(34,966)

Esat's products and services are delivered via Esat's local and national networks and, accordingly segmental information for total assets, depreciation and amortisation is not meaningful. .

4 Net loss per share

There are no differences for the periods presented between basic loss per ordinary share and diluted loss per ordinary share as warrants and share options have been excluded from the computation as there were no outstanding warrants or options in the quarter ended and the six month period ended 30 September 2001 or in the quarter ended and the six month period ended 30 September 2000.

NOTES TO FINANCIAL STATEMENTS - continued

5 Investments in financial assets

Esat Digifone

Summary Profit and loss account information for three months ended 30 September 2001 and 2000
(Prepared under Irish GAAP)

	3 months ended 30 September *(Unaudited)*	
	2001	2000
	IR£'000	IR£'000
Turnover	82,066	94,991
Operating Expenses	(71,284)	(91,827)
Operating profit	10,782	3,164
Profit / (loss) retained in period	7,969	(620)

The results for Esat Digifone for the three month period ended September 30, 2001 are included for the period from 1 July 2001 to 29 August 2001, the date of disposal of Esat Digifone to BT.

Summary Profit and loss account information for six months ended 30 September 2001 and 2000
(Prepared under Irish GAAP)

	6 months ended 30 September *(Unaudited)*	
	2001	2000
	IR£'000	IR£'000
Turnover	201,499	185,441
Operating Expenses	(172,897)	(173,841)
Operating profit	28,602	11,600
Profit retained in period	21,349	4,221

The results for Esat Digifone for the 6 month period ended September 30, 2001 are included for the period from 1 April 2001 to 29 August 2001, the date of disposal of Esat Digifone to BT.

6 Pro-forma summary financial information

The following pro-forma financial information has been prepared under Irish GAAP and gives effect to the acquisition of Ocean as if it had occurred at the start of the comparative period.

NOTES TO FINANCIAL STATEMENTS - continued

6 months ended 30 September 2001

	Esat Group (as reported)	Esat Group/Ocean Combined Total
	IR£'000	IR£'000
Turnover	102,232	107,096
Net profit after tax	472,329	467,764
Net profit per share (IR£)	10.21	10.11

6 months ended 30 September 2000

	Esat Group (as reported)	Esat Group/Ocean Combined Total
	IR£'000	IR£'000
Turnover	73,473	88,055
Net loss after tax	(92,397)	(124,470)
Net loss per share (IR£)	(2.01)	(2.70)

7 **Differences between Irish and US accounting principles**

The consolidated financial statements presented herein have been prepared in accordance with Irish GAAP. Such principles vary in certain respect from accounting principles generally accepted in the United States of America ("US GAAP").

The following table summarises the significant adjustments to "income / (loss) to financial period" and "shareholders' deficit" which would result from the application of US GAAP instead of Irish GAAP.

Details of the Group's adjustments from Irish GAAP to US GAAP are set out on pages F-47 to F-53 of the Group's annual report on Form 20-F for the period ended 31 March 2001.

	3 Months ended 30 September *(Unaudited)*		6 Months ended 30 September *(Unaudited)*	
Income / (loss) for financial period	2001	2000	2001	2000
	IR£'000	IR£'000	IR£'000	IR£'000
Income / (Loss) for the financial period (Irish GAAP)	515,721	(60,505)	472,256	(92,750)
Investment in associated undertaking	17	(1,715)	(21)	(5,062)
Gain on disposal of investment in associated undertaking	(560,615)	--	(560,615)	--
Amortisation of debt discount attributable to warrants	(104)	(110)	(209)	(213)
Deferred gain on sale-leaseback	26	26	52	52
Contingent consideration	--	(135)	--	(418)
Amortisation of goodwill	4,655	(1,823)	6,476	(3,646)
Effective pooling of interests	--	(7,547)	(2,065)	(18,840)
Loss for financial period (US GAAP)	(40,300)	(71,809)	(84,126)	(120,877)

NOTES TO FINANCIAL STATEMENTS - continued

Presentation of earnings per share under US GAAP:				
Basic and diluted earnings per share (IR£)	(0.87)	(1.55)	(1.82)	(2.62)
Weighted average shares outstanding	46,262,906	46,262,906	46,262,906	46,154,229

Shareholders' funds / (deficit)	30 September 2001 IR£'000	31 March 2001 IR£'000
Shareholders' funds / (deficit) (Irish GAAP)	192,636	(279,620)
Investment in associated undertaking	(7,179)	(7,158)
Capitalisation of warrants	2,800	2,800
Amortisation of debt discount attributable to warrants	(1,365)	(1,156)
Deferred gain on sale and leaseback	(2,278)	(2,330)
Goodwill	8,784	301
Share compensation	(52,581)	(52,581)
Effective pooling of interests	(28,132)	(33,220)
Shareholders' funds / (deficit) (US GAAP)	112,685	(372,964)

Gain on Disposal of Investment in Associate Undertaking

On 29 August 2001, Esat sold its 49.5% interest in Digifone to BT for USD686.28 million (IR£599.1 million). Under Irish GAAP, the transaction was recorded as a sale and Esat recognised a gain in the amount of IR£560.6 million. Under US GAAP, the difference between the proceeds received in the transaction and the carrying value of the investment is recognised as a capital contribution from the Company's parent.

Effective Pooling of Interests

On 10 May 2001, Esat purchased Ocean from a subsidiary of BT for Euro 304.74 million (IR£240.0 million). Ocean had net liabilities at the time of acquisition of IR£24.6 million. Under Irish GAAP, the transaction was accounted for as a purchase and Esat recorded goodwill of IR£264.6 million, which is being written off over 10 years.

Under US GAAP, the acquisition is deemed to be the transfer of assets between entities under common control and the transaction is accounted for similar to a "pooling of interests." The assets and liabilities are recorded at BT's carrying value and the excess purchase price is reflected as return of capital to BT. The push-down of goodwill and related amortisation on BT's original acquisition of Ocean has been reflected in "Effective pooling of interests".

8 Post Balance Sheet Events

Excess Proceeds Offer

On 29 August 2001 Esat disposed of its 49.5% shareholding in Digifone to BT for a cash consideration of USD 686.28 million (IR£599.1 million). Following the sale of Digifone and under the terms of the indentures governing Esat's outstanding Notes, Esat was required to offer to repurchase (the "Offer") all of its outstanding Notes with the proceeds from the sale of Digifone. The Offer terminated on 2 October 2001. Total acceptances amounted to EUR 16,000 of the 11 7/8% EUR 175M Notes due 2009. The proceeds of the disposal were used to repay amounts outstanding with BT plc with the remaining amounts placed on deposit locally with third parties.

Redemption of 12.5% Senior Deferred Coupon Notes 2007 ("2007 Notes")
On 20 December 2001, Esat notified holders of the 2007 Notes of Redemption of these Notes on 1 February 2002. This is in accordance with section 3.07 of the indentures governing the Notes. These Notes were redeemed on 1 February 2002.

9 Contingencies

Ocean Communications Limited
Ocean Communications Limited ("Ocean"), the subsidiary acquired on 10 May 2001, is involved in a dispute over the cost of constructing a fibre duct across Ireland. Lucent Technologies, who agreed a fixed price contract with Ocean to construct the fibre duct, are claiming costs of approximately IR£20 million over and above the fixed contract. Lucent are trying to bring the dispute to arbitration. The Company and its legal advisors are confident that Ocean will not have to bear material costs over and above the amounts already provided for in respect of this contract.

Labyrinth Limited
On 13 July 2001, an irrevocable option was exercised by the minority shareholders in Labyrinth Limited to sell their remaining 46% shareholding to Esat. A final value has not yet been attributed to these shares. Esat offered IR£2.3 million to the shareholders in August 2001, but this offer has been rejected by the minority shareholders who are claiming that they should be paid IR£9.7 million. Esat has accrued IR£2.3 million in respect of this.

Other
The Group from time to time, is party to various legal proceedings. It is the opinion of the Directors that losses, if any, arising in connection with these matters will have no material adverse impact on the financial position of the Group.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Qualitative Disclosure of Market Risk.

The principal market risks (*i.e.*: risk of loss arising from adverse changes in market rates and prices) to which the Group is exposed are foreign exchange rate changes generating translation and transactional gains and losses on the non-Irish pound denominated debt instruments, forward contracts and government obligations.

The Group uses derivative financial instruments solely to hedge part of the exposure to these market risks and the Group does not enter into these instruments for trading or speculative purposes.

Interest Rate Risk

The Group's restricted investment securities are represented by U.S. and French government obligations which are held to maturity. The outstanding Notes Payable are denominated in dollars and Euros and bear interest at fixed rates. Interest on the loan from BT plc is calculated at an interest rate attached to EURIBOR.

Foreign Currency Exchange Risk

The Group's primary foreign currency exchange risk relates to movements in rates between the US dollar and the Irish pound. At 30 September 2001, the Group had cash deposits, short term investment securities and fixed rate debt instruments denominated in US dollars. In order to reduce the foreign currency exchange risk the Group entered into certain derivative instruments to reduce its exposure to adverse changes in exchange rates. These instruments were closed on 23 January 2002 to part settle the redemption of the 2007 bonds.

Quantitative Disclosure of Market Risk

The analysis below presents the sensitivity of the market value, or fair value, of the financial instruments to selected changes in market rates and prices. The changes chosen represent the Group's view of changes that are reasonable over a one year period. The estimated fair value of the dollar denominated fixed rate Notes Payable is based on discounting the future cash flows to net present values using appropriate market interest rates prevailing at 30 September 2001. The estimated fair value of the foreign exchange forward contracts is based on quotations of period end exchange rates.

The hypothetical changes in fair value are estimated based on the same methodology used by the third party financial institutions to calculate the fair value of the original instruments, keeping all variables constant except the relevant exchange rate, as the case may be, has been adjusted to reflect the hypothetical change. Fair value estimates by their nature are subjective and involve uncertainties and matters of significant judgment and therefore cannot be determined precisely.

Foreign Currency Exchange Risk

The sensitivity analysis below represents the hypothetical change in fair value based on an immediate 10% movement in the dollar to pound exchange rate.

	Fair value at 30 September 2001	Fair value change +10% Movement in foreign Exchange rate	Fair value change - 10% movement in foreign exchange rate
	(IR£'000)	(IR£'000)	(IR£'000)
Dollar denominated long term debt	360,300	32,800	(40,000)
Foreign exchange forward contracts	50,108	(4,555)	5,568

The hypothetical change in fair value for the dollar denominated cash, investments and high yield debt is calculated by retranslating to Irish pounds the dollar denominated long term debt at a rate 10% above and below the Irish pound / dollar exchange rate prevailing at the relevant period end. Movements in the fair values of foreign exchange forward contracts would result in a corresponding charge or credit to the Group's income and expense account.

Interest Rate Risk

The use of floating rate loans from BT plc means that the Group's results and net assets are sensitive to changes in short term EURIBOR interest rates. A one percentage point increase in interest rates in the 3 month period ended 30 September 2001 would have increased the interest expense in that period by IR£0.8 million; a one percentage point decrease in interest rates in the same period would have decreased the interest rate expense by IR£0.8 million.

The movement in fair value debt will not result in any immediate change to the Group's financial statements since fair values are not recognized in the Group's balance sheet.

PART 2
OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

Esat is involved in a variety of regulatory matters and regulatory proceedings. Please see the information contained in the Form 20-F, the annual report for the fiscal year ended 31 March 2001, in the section entitled "Item 4 Information on the Company – Business Overview - Regulation" for more detailed information. Esat is also a party to routine filings and customary proceedings relating to its operations.

In November 2001, legal proceedings were instigated by the minority shareholders in Labyrinth Limited seeking judgement for the IR£9.7 million they are claiming in respect of the sale to Esat of their remaining 46% shareholding in Labyrinth Limited (see Note 9 to Financial Statements).

ITEM 2. CHANGES IN SECURITIES AND USE OF PROCEEDS

Not applicable.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES

Under the terms of the indentures of the 11 7/8% Senior Notes due 2008 and 11 7/8% Senior Notes due 2009, the Company is required to file quarterly reports with the U.S. Securities and Exchange Commission. The Company has not filed any quarterly reports since the period ended 30 September 1999 to 31 December 2000 which has put the Company in default under the indentures. The Company is in the process of preparing these reports and will be filing them in the near future. The Trustee has been made aware of this matter as required by the indentures.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

ITEM 5. OTHER INFORMATION

Not applicable.

ITEM 6. EXHIBITS AND REPORT ON FORM 6-K

Exhibits 3.1 to 4.4 inclusive, as listed below, have been filed as exhibits to Esat's Form 20-F, the annual report for the fiscal year ended 31 March 2001. Exhibit 10.1 and 10.2 have been filed with the form 6-K filing for the period ended 30 June 2001.

3.1 Memorandum and Articles of Association, as amended.

4.1 Indenture relating to €175 million 11 7/8% Senior Notes due 2009, dated October 27, 1999 between Esat Telecom Group PLC, as issuer and HSBC Bank, as trustee.

4.2 Indenture relating to $160 million 11 7/8% Senior Notes due 2008, dated November 30, 1998 between Esat Telecom Group PLC, as issuer and Marine Midland Bank, as trustee.

4.3 Indenture relating to $58 million Senior Deferred Coupon Notes due 2007, dated August 19, 1997 between Esat Telecom Group PLC, as issuer and Marine Midland Bank, as trustee.

4.4 Indenture relating to $157 million Senior Deferred Coupon Notes due 2007, dated January 24, 1997 between Esat Holdings Limited, as issuer and Marine Midland Bank, as trustee.

10.1 Agreement between BT Netherlands Investments BV and Esat Group Limited for the Sale and Purchase of Whitestream and Ocean Shares dated 10 May 2001.

10.2 Promissory Note from Esat Group Limited to BT Netherlands Investments BV dated 10 May 2001.

Since the filing of Esat's quarterly report for the period ended June 30, 2001, Esat has filed with the Securities and Exchange Commission the following current reports on Form 6-K:

1. Current Report on From 6-K filed on November 5, 2001, relating to Esat's offer to purchase its outstanding 12 ½% Senior Deferred Coupon Notes due 1997, its outstanding 11 7/8% Senior Notes due 2008 and its outstanding 11 7/8% Senior Notes due 2009.

2. Current Report on Form 6-K filed on December 20, 2001, relating to Esat's optional redemption of all its outstanding 12 ½% Senior Deferred Coupon Notes due 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ESAT GROUP LIMITED

By:

/c/ Les Winnister
Name:
Title: Director

Dated: 7 February 2002